UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

FLOTEK INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

343389102

(CUSIP Number)

Robert J. Willette

Chief Legal Officer

ProFrac Holding Corp.

333 Shops Blvd., Suite 301

Willow Park, Texas 76087

Telephone: (817)-850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 343389102	Page 2

1.	NAMES OF REPORTING PERSONS ProFrac Holding Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 78,778,293 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 78,778,293 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,778,293 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.7% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Consists of (i) 9,574,234 shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Flotek Industries, Inc. (the “Issuer”) issuable to ProFrac Holdings II, LLC (“ProFrac Holdings II”) upon conversion of the $10,417,963 in aggregate principal amount and PIK Interest thereunder as of June 30, 2022 of the 10% Convertible PIK Notes of the Issuer (the “Initial Notes”), (ii) 9,574,234 shares of Common Stock issuable to ProFrac Holdings II upon conversion of the $10,417,963 in aggregate principal amount and PIK Interest thereunder as of June 30, 2022 of additional 10% Convertible PIK Notes of the Issuer (the “Additional Notes”), (iii) 46,524,986 shares of Common Stock issuable to ProFrac Holdings, LLC (“ProFrac Holdings”) upon conversion of the $50,625,000 in aggregate principal amount and PIK Interest thereunder as of June 30, 2022 of additional 10% Convertible PIK Notes of the Issuer (the “Convertible Notes”) and (iv) 13,104,839 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the Prefunded Warrants (as discussed in Item 4 of this Amendment).

(2)

Percent of class is calculated based on (i) 76,597,249 shares of Common Stock issued and outstanding as of August 10, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the Securities and Exchange Commission (the “SEC”) on August 11, 2022, plus (ii) 9,574,234 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,417,963 in aggregate principal amount and PIK Interest thereunder as of June 30, 2022 of the Initial Notes, plus (iii) 9,574,234 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,417,963 in aggregate principal amount and PIK Interest thereunder as of June 30, 2022 of the Additional Notes, plus (iv) 46,524,986 shares of Common Stock issuable to ProFrac Holdings upon conversion of $50,625,000 in aggregate principal amount and PIK Interest thereunder as of June 30, 2022 of the Convertible Notes, in each case based upon conversion of the Notes at a price of $1.088125 per share (the “Conversion Price”), and not including the conversion of any subsequent accrued but unpaid interest on any Notes, plus (v) 13,104,839 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the Prefunded Warrants; provided, however, that ProFrac Holdings II and its affiliates may not receive any voting or consent rights in respect of the Prefunded Warrants or the underlying shares of the Issuer’s Common Stock unless and until (i) the Issuer has obtained approval from a majority of its shareholders excluding ProFrac Holdings II and its affiliates and (ii) ProFrac Holdings II has paid an additional $4,500,000 to the Issuer; provided further that ProFrac Holdings II may exercise the Prefunded Warrants immediately prior to the sale of the shares of the Issuer’s Common Stock subject to such exercise to a non-affiliate of ProFrac Holdings II.

SCHEDULE 13D

CUSIP No. 343389102	Page 3

1.	NAMES OF REPORTING PERSONS ProFrac Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 78,778,293 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 78,778,293 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,778,293 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.7% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (i) 9,574,234 shares of Common Stock issuable to ProFrac Holdings II upon conversion of the $10,417,963 in aggregate principal amount and PIK Interest thereunder as of June 30, 2022 of the Initial Notes, (ii) 9,574,234 shares of Common Stock issuable to ProFrac Holdings II upon conversion of the $10,417,963 in aggregate principal amount and PIK Interest thereunder as of June 30, 2022 of the Additional Notes, (iii) 46,524,986 shares of Common Stock issuable to ProFrac Holdings upon conversion of $50,625,000 in aggregate principal amount and PIK Interest thereunder as of June 30, 2022 of the Convertible Notes and (iv) 13,104,839 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the Prefunded Warrants (as discussed in Item 4 of this Amendment).

(2)

Percent of class is calculated based on (i) 76,597,249 shares of Common Stock issued and outstanding as of August 10, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on August 11, 2022, plus (ii) 9,574,234 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,417,963 in aggregate principal amount and PIK Interest thereunder as of June 30, 2022 of the Initial Notes, plus (iii) 9,574,234 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,417,963 in aggregate principal amount and PIK Interest thereunder as of June 30, 2022 of the Additional Notes, plus (iv) 46,524,986 shares of Common Stock issuable to ProFrac Holdings upon conversion of $50,625,000 in aggregate principal amount and PIK Interest thereunder as of June 30, 2022 of the Convertible Notes, in each case based upon conversion of the Notes at the Conversion Price, and not including the conversion of any subsequent accrued but unpaid interest on any Notes, plus (v) 13,104,839 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the Prefunded Warrants; provided, however, that ProFrac Holdings II and its affiliates may not receive any voting or consent rights in respect of the Prefunded Warrants or the underlying shares of the Issuer’s Common Stock unless and until (i) the Issuer has obtained approval from a majority of its shareholders excluding ProFrac Holdings II and its affiliates and (ii) ProFrac Holdings II has paid an additional $4,500,000 to the Issuer; provided further that ProFrac Holdings II may exercise the Prefunded Warrants immediately prior to the sale of the shares of the Issuer’s Common Stock subject to such exercise to a non-affiliate of ProFrac Holdings II.

SCHEDULE 13D

CUSIP No. 343389102	Page 4

1.	NAMES OF REPORTING PERSONS ProFrac Holdings II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 78,778,293 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 78,778,293 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,778,293 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.7% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (i) 9,574,234 shares of Common Stock issuable to ProFrac Holdings II upon conversion of the $10,417,963 in aggregate principal amount and PIK Interest thereunder as of June 30, 2022 of the Initial Notes, (ii) 9,574,234 shares of Common Stock issuable to ProFrac Holdings II upon conversion of the $10,417,963 in aggregate principal amount and PIK Interest thereunder as of June 30, 2022 of the Additional Notes, (iii) 46,524,986 shares of Common Stock issuable to ProFrac Holdings upon conversion of $50,625,000 in aggregate principal amount and PIK Interest thereunder as of June 30, 2022 of the Convertible Notes and (iv) 13,104,839 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the Prefunded Warrants (as discussed in Item 4 of this Amendment).

(2)

Percent of class is calculated based on (i) 76,597,249 shares of Common Stock issued and outstanding as of August 10, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on August 11, 2022, plus (ii) 9,574,234 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,417,963 in aggregate principal amount and PIK Interest thereunder as of June 30, 2022 of the Initial Notes, plus (iii) 9,574,234 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,417,963 in aggregate principal amount and PIK Interest thereunder as of June 30, 2022 of the Additional Notes, plus (iv) 46,524,986 shares of Common Stock issuable to ProFrac Holdings upon conversion of $50,625,000 in aggregate principal amount and PIK Interest thereunder as of June 30, 2022 of the Convertible Notes, in each case based upon conversion of the Notes at the Conversion Price, and not including the conversion of any subsequent accrued but unpaid interest on any Notes, plus (v) 13,104,839 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the Prefunded Warrants; provided, however, that ProFrac Holdings II and its affiliates may not receive any voting or consent rights in respect of the Prefunded Warrants or the underlying shares of the Issuer’s Common Stock unless and until (i) the Issuer has obtained approval from a majority of its shareholders excluding ProFrac Holdings II and its affiliates and (ii) ProFrac Holdings II has paid an additional $4,500,000 to the Issuer; provided further that ProFrac Holdings II may exercise the Prefunded Warrants immediately prior to the sale of the shares of the Issuer’s Common Stock subject to such exercise to a non-affiliate of ProFrac Holdings II.

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2022, as amended by Amendment No. 1 thereto filed with the SEC on March 7, 2022 and Amendment No. 2 thereto filed with the SEC on June 2, 2022 (collectively, the “Schedule 13D”), by the Reporting Persons relating to shares of common stock, par value $0.0001 per share (“Common Stock”), of Flotek Industries, Inc. (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined this Amendment have the respective meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following:

The source of funds for the purchase of the Prefunded Warrants (as defined below) was working capital of ProFrac Holdings II, LLC (“ProFrac Holdings II”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

June 2022 Securities Purchase Agreement

On June 17, 2022, the Issuer entered into a Securities Purchase Agreement (the “June 2022 Securities Purchase Agreement”) with ProFrac Holdings II. Pursuant to the June 2022 Securities Purchase Agreement, (i) ProFrac Holdings II paid to the Issuer $19,500,000 in cash and (ii) ProFrac Holdings II received prefunded warrants (the “Prefunded Warrants”) permitting ProFrac Holdings II to purchase 13,104,839 shares of the Issuer’s Common Stock at an exercise price equal to $0.0001 per share. ProFrac Holdings II and its affiliates may not receive any voting or consent rights in respect of the Prefunded Warrants or the underlying shares of the Issuer’s Common Stock unless and until (i) the Issuer has obtained approval from a majority of its shareholders excluding ProFrac Holdings II and its affiliates and (ii) ProFrac Holdings II has paid an additional $4,500,000 to the Issuer; provided, however, that ProFrac Holdings II may exercise the Prefunded Warrants immediately prior to the sale of the shares of the Issuer’s Common Stock subject to such exercise to a non-affiliate of ProFrac Holdings II. The closing of the transactions contemplated under the June 2022 Securities Purchase Agreement took place on June 21, 2022.

Registration Rights Agreement Amendment

On June 21, 2022, concurrent with the closing of the transactions contemplated under the June 2022 Securities Purchase Agreement, the Issuer, ProFrac Holdings II and ProFrac Holdings, LLC (“ProFrac Holdings”) entered into an amendment (the “Registration Rights Agreement Amendment”) to the Registration Rights Agreement between the Issuer and ProFrac Holdings dated as of May 17, 2022 (the “Registration Rights Agreement”). The Registration Rights Agreement Amendment provides for, among other things, (i) the joinder of ProFrac Holdings II to the Registration Rights Agreement and (ii) the registration of the shares of the Issuer’s Common Stock issuable to ProFrac Holdings II upon exercise the Prefunded Warrants.

The foregoing descriptions of the June 2022 Securities Purchase Agreement, the Prefunded Warrants and the Registration Rights Agreement Amendment do not purport to be complete and are qualified in their entirety by reference to the complete text of the June 2022 Securities Purchase Agreement, the Form of Prefunded Warrants and the Registration Rights Agreement Amendment, which are filed as Exhibits 1 through 3 to this Amendment, respectively, and are incorporated herein by reference.

Board Designation

Under the Master Transaction Agreement between ProFrac Holdings and the Issuer, dated as of February 2, 2022, ProFrac Holdings was granted the right to designate two designees to serve on the Issuer’s board of directors (the “Issuer’s Board”). On May 17, 2022, in connection with the closing of a Securities Purchase Agreement, ProFrac Holdings was granted the right to designate two additional members of the Issuer’s Board, for a total of four out of seven directors on the Issuer’s Board. As of the date of this Amendment, (i) Matt D. Wilks, the Executive Chairman of ProFrac Holding Corp. (“PubCo”), has been designated as one of these designees and was elected to the Issuer’s Board at the Issuer’s 2022 annual meeting of shareholders held on June 9, 2022, (ii) PubCo and the Issuer are in discussions regarding a second potential designee, and (iii) the remaining designations have not yet been made.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amended and replacing in its entirety each of Item 5(a), 5(b) and 5(c) as follows:

(a)–(b) Each of the Reporting Persons may be deemed to beneficially own, and may be deemed to have shared power to direct the vote and shared power to dispose or to direct the disposition of, in the aggregate, 78,778,293 shares of Common Stock, representing approximately 50.7% of the issued and outstanding shares of Common Stock, based on (i) 76,597,249 shares of Common Stock issued and outstanding as of August 10, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2022, plus (ii) 9,574,234 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,417,963 in aggregate principal amount and PIK Interest thereunder as of June 30, 2022 of the Initial Notes, plus (iii) 9,574,234 shares of Common Stock issuable to ProFrac Holdings II upon conversion of $10,417,963 in aggregate principal amount and PIK Interest thereunder as of June 30, 2022 of the Additional Notes, plus (iv) 46,524,986 shares of Common Stock issuable to ProFrac Holdings upon conversion of $50,625,000 in aggregate principal amount and PIK Interest thereunder as of June 30, 2022 of the Convertible Notes, in each case based upon conversion of the Notes at the Conversion Price, and not including the conversion of any subsequent accrued but unpaid interest on any Notes, plus (v) 13,104,839 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the Prefunded Warrants; provided, however, that ProFrac Holdings II and its affiliates may not receive any voting or consent rights in respect of the Prefunded Warrants or the underlying shares of the Issuer’s Common Stock unless and until (i) the Issuer has obtained approval from a majority of its shareholders excluding ProFrac Holdings II and its affiliates and (ii) ProFrac Holdings II has paid an additional $4,500,000 to the Issuer; provided further that ProFrac Holdings II may exercise the Prefunded Warrants immediately prior to the sale of the shares of the Issuer’s Common Stock subject to such exercise to a non-affiliate of ProFrac Holdings II.

PubCo is the sole managing member of ProFrac Holdings. ProFrac Holdings is the sole member of ProFrac Holdings II. As a result, each of PubCo and ProFrac Holdings may be deemed to have shared voting and dispositive power over, and to share beneficial ownership of, the securities owned by each of ProFrac Holdings and ProFrac Holdings II.

(c) The information set forth in Item 3 and Item 4 of this Amendment is incorporated by reference into this Item 5(c).

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

The information set forth in Item 3 and Item 4 of this Amendment is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Securities Purchase Agreement, dated as of June 17, 2022, by and between Flotek Industries, Inc. and ProFrac Holdings II, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 23, 2022).

2	Amendment No. 1 to Registration Rights Agreement, dated as of June 21, 2022, by and among Flotek Industries, Inc., ProFrac Holdings, LLC and ProFrac Holdings II, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 23, 2022).

3	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 23, 2022).

4	Joint Filing Agreement, dated as of June 2, 2022, by and among ProFrac Holding Corp., ProFrac Holdings, LLC and ProFrac Holdings II, LLC (incorporated by reference to Exhibit 6 to Amendment No. 2 to the Reporting Persons’ Schedule 13D filed with the SEC on June 2, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2022

ProFrac Holding Corp.

By:	/s/ Robert J. Willette
Name: Robert J. Willette
Title: Chief Legal Officer

ProFrac Holdings, LLC

By:	/s/ Robert J. Willette
Name: Robert J. Willette
Title: Chief Legal Officer

ProFrac Holdings II, LLC

By:	/s/ Robert J. Willette
Name: Robert J. Willette
Title: Chief Legal Officer

Schedule I

Directors, Executive Officers and Controlling Stockholders of PubCo

The following sets forth the name, position and principal occupation of each control person, director and executive officer of PubCo. The business address of each director and executive officer of PubCo is 333 Shops Boulevard, Suite 301, Willow Park, Texas 76087. Each director and executive officer of PubCo is a citizen of the United States of America To the best of the Reporting Persons’ knowledge, (i) none of the persons listed below during the last five (5) years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the persons listed below owns any securities of the Issuer or is party to any contract or agreement as would require disclosure in this Amendment.

Directors of PubCo	Title / Occupation
Matthew D. Wilks	Executive Chairman of ProFrac Holding Corp.; Vice President of Investments, Wilks Brothers, LLC
Sergei Krylov	Director; Investment Partner and Chief Financial Officer, Wilks Brothers, LLC
Terry Glebocki	Director
Stacy Nieuwoudt	Director; Self-employed investor
Gerald Haddock	Director; President, Haddock Enterprises, LLC

Executive Officers of PubCo	Title
Ladd Wilks	Chief Executive Officer
Lance Turner	Chief Financial Officer
Coy Randle	Chief Operating Officer
Robert Willette	Chief Legal Officer, Secretary

Controlling Stockholders of PubCo

The following information is based on (i) a Schedule 13D/A filed by the PubCo Reporting Persons (as defined below) with the SEC on July 7, 2022 regarding PubCo and (ii) PubCo’s Quarterly Report filed with the SEC on August 15, 2022:

In the aggregate, THRC Holdings, LP, a Texas limited partnership (“THRC Holdings”), THRC Management, LLC, a Texas limited liability company (“THRC Management”), FARJO Holdings, LP, a Texas limited partnership (“FARJO Holdings”), FARJO Management, LLC, a Texas limited liability company (“FARJO Management”), Dan Wilks, the Farris and Jo Ann Wilks 2022 Family Trust, a Texas irrevocable trust (the “Farris Trust”), Farris Wilks and Jo Ann Wilks (collectively, the “PubCo Reporting Persons”) are the beneficial owners of (i) 26,665,430 shares of Class A common stock, par value $0.01 per share (the “PubCo Class A Common Stock”) representing approximately 64.7% of the PubCo Class A Common Stock outstanding as of August 8, 2022, and (ii) 97,447,865 shares of Class B common stock, par value $0.01 per share, of PubCo (the “PubCo Class B Common Stock”), representing approximately 96.4% of the PubCo Class B Common Stock outstanding as of August 8, 2022. The PubCo Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act. The PubCo Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act. In aggregate, combining the PubCo Reporting Persons’ PubCo Class A Common Stock and PubCo Class B Common Stock, as of August 8, 2022, the PubCo Reporting Persons collectively have voting power representing approximately 87.2% of PubCo’s outstanding common stock. The percentage of beneficial ownership is based upon (i) 41,239,957 shares of PubCo Class A Common Stock and (ii) 101,133,201 shares of PubCo Class B Common Stock outstanding as of August 8, 2022, as reported in PubCo’s Quarterly Report filed with the SEC on August 15, 2022. The general partner of THRC Holdings is THRC Management. Dan Wilks is the sole member of THRC Management. FARJO Management is the general partner of FARJO Holdings. Farris Wilks and Jo Ann Wilks are the members of FARJO Management. Farris Wilks and Jo Ann Wilks each serve as a trustee of the Farris Trust and, in such capacity, share dispositive power over the shares of PubCo Class A Common Stock owned by the Farris Trust. Farris Wilks has sole voting power over the shares of PubCo Class A Common Stock owned by the Farris Trust.

PubCo consummated an initial public offering (the “IPO”) of its Class A Common Stock on May 17, 2022. In connection with the IPO, PubCo entered into a stockholders’ agreement (the “Stockholders’ Agreement”) with THRC Holdings, Farris Wilks and certain of their affiliates. Among other things, the Stockholders’ Agreement provides that, for so long as THRC Holdings, Farris Wilks and their affiliates individually or collectively beneficially own more than 50% of the outstanding shares of PubCo’s common stock, THRC Holdings and Farris Wilks will each have the right to designate one director for election to PubCo’s board of directors (the “PubCo Board”) following the IPO.

When THRC Holdings, Farris Wilks and their affiliates collectively beneficially own less than 50% of the outstanding shares of PubCo’s common stock, the PubCo Board will be divided into three classes, with directors of each class serving for staggered three-year terms, and THRC Holdings and Farris Wilks will each have the right to designate one class III director to the PubCo Board for so long as each of THRC Holdings and Farris Wilks and their affiliates collectively beneficially own at least 5% of the outstanding shares of PubCo’s common stock.

The business address of each of the PubCo Reporting Persons is 17018 IH 20, Cisco, Texas 76437. Each of Dan Wilks, Farris Wilks and Jo Ann Wilks is a citizen of the United States of America. The principal occupation of each of Dan Wilks, Farris Wilks and Jo Ann Wilks is self-employed investor.

The PubCo Reporting Persons disclaim beneficial ownership of any of the securities of the Issuer held by the Reporting Persons.